BRADFORD RODGERS

Senior Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

May 3, 2022

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account: Initial Registration

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4

File No. 333-261426 & 811-08108

Ms. Marquigny:

On behalf of Protective Life Insurance Company (“PLIC” or the “Company”) and on behalf of Protective Variable Annuity Separate Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above referenced Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the initial registration statement for the Contracts which was filed with the Commission on November 30, 2021.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

1.              Guarantees. Please confirm supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Contract features or benefits associated with the contract

Response:  There are no guarantees or support agreements with third parties to support any of the Contract features or benefits associated with the Contract. The Company will be solely responsible for any benefits or features associated with the Contract.

2801 US-280 • Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

2.              Missing Information. We note that certain material information and required exhibits were not included in the initial N-4 filing. Please include all currently missing or bracketed information including a completed Rate Sheet Supplement and prospectus appendices in a pre-effective amendment. We may have additional comments on the new material as well as the responses to questions we pose in this letter.

Response:  The Company notes all previously missing or bracketed information, including a completed Rate Sheet Supplement and prospectus appendices in the Amendment will be included in a subsequent pre-effective amendment to the Form N-4 Registration Statement for the Contracts.

3.              Rate Sheet Prospectus Supplement. Currently, the bracketed percentages do not indicate the value to which each percentage will refer (e.g., as a percentage of average Variable Account value, Benefit Base, SecurePay Roll-up Value, etc.). In your pre-effective amendment, please include the reference value on the Rate Sheet Prospectus Supplement along with the omitted values.

Response:  The Company will comply with the comment from the Commission Staff. The Company confirms that it will include the reference value along with the omitted values in our forthcoming pre-effective amendment.

4.              Glossary (pages 3-5)

a.              Annuity Value. If correct, please consider stating that this value is generally equal to Contract Value minus applicable premium tax.

Response:  We have modified the definition to provide a more complete description of Annuity Value, as recommended by the comment from the Commission Staff.

b.              Good Order. Please consider providing a more limited description of Good Order in the glossary and moving the more detailed information to the prospectus narrative where the details are most relevant to the reader.

Response:  After careful consideration, the Company respectfully declines to reduce the details contained in the definition of “Good Order.” The definition of Good Order in the Company’s prospectuses has evolved over the past several years during Staff reviews of new registration statement filings and material post-effective amendment filings. In the past, the Staff has requested the specific details provided in the current definition of Good Order and emphasized the need for the definition of Good Order to be complete. Uniform use of the defined term throughout the Company’s prospectuses is important for consistency in the common content of prospectus disclosure across the Company’s variable annuity products.

c.               Maximum Withdrawal percentage. Please consider defining “Maximum Withdrawal” and “Maximum Withdrawal percentage” as both are used to define other terms in the contract.

Response:   The Company has defined “Maximum Withdrawal Amount” in the glossary. The Company believes this definition adequately describes the Maximum Withdrawal Amount, and that a separate definition for the Maximum Withdrawal percentage would be redundant and could confuse potential Contract Owners.

d.              Rider Issue Date. The definition of this term is circular. Please clarify when the relevant rider is deemed to be “issued.”

Response:   The Company has revised the definition of Rider Issue Date to read, “the date a Protected Lifetime Income Benefit rider is issued, either at the time the Contract is issued, or later, under the SecurePay RightTime option.”

5.              Item 2: Key Information Table (pages 7 - 11)

a.              Cross References in the KIT. Please confirm that the cross-references in the Key Information Table in the electronic version of the prospectus and summary prospectuses will be linked to provide electronic access to the corresponding statutory prospectus text sections.

Response:   The Company confirms that the cross references in the Key Information Table in the electronic version of the prospectus and summary prospectuses will be linked to provide electronic access to the corresponding statutory prospectus.

b.              Transaction Charges. For clarity and brevity, please consider deleting the statement “[y]ou may also be charged for the transaction listed below.” The language is unnecessary.

Response:   The Company has deleted the subject disclosure, as requested by the comment from the Commission Staff.

c.               Ongoing Fees and Expenses Preamble. In the 2nd sentence of the Item 2 fee table preamble, please use the term “Contract specifications page” as you do in the preamble to the table on page 13.

Response:  The Company has added the subject disclosure, as requested by the comment from the Commission Staff.

d.              Maximum / Minimum Charges. Consistent with the presentation in item 2 of Form N-4, please show the minimum charge column to the left and the maximum charge column to the right.

Response:  The Company has complied with the Staff’s request.

e.               Maximum / Minimum Charges. Please confirm that minimum and maximum fees will be based upon gross expenses before fee waivers. If any fund charges fund facilitation fees (“Platform Charges” for purposes of Form N-4), also include the maximum platform charge in calculating both of the Investment options values. See Instruction 2(c)(i)(E) to Item 2 of Form N-4.

Response:  The Company confirms that minimum and maximum fees will be based upon gross expenses before fee waivers. The Company also confirms that there are no fund facilitation fees associated with the investment options under the Contract.

f.                Maximum / Minimum Charges. Please disclose a single line item for the optional benefits reflecting the lowest current fee for an optional benefit and the highest current fee for an optional benefit. Please also note that the use of a rate sheet supplement to change current fees may require updates to the key information table if the rate sheet changes the lowest and high current fees for an optional benefit.

Response:  The Company notes that the SEC Staff has not imposed this same requirement in connection with other Protective variable contracts and other insurance companies’ variable contracts that have been reviewed by the Staff. Such a requirement would allow for figures to be presented for different optional benefits which may be mutually exclusive. Instead, we are aware that the SEC Staff has permitted Protective and other registrants to list out separately the maximum and minimum charge for each optional benefit in the Ongoing Fees and Expenses section of the Key Information Table. The Company believes that this presentation is more meaningful and helpful disclosure for investors. For these reasons, we respectfully decline to make this change.

g.               Footnotes to Ongoing Fees and Expenses. For clarity, consistency, and ease of understanding, please reformat to the footnotes using a smaller font than the reference text in the fee portion of the table.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

h.              Subheadings. In the fourth subheading of the Risk section, please insert the word “Insurance” before “Company risks” as provided in Form N-4. Likewise, please modify the first subheading under “Restrictions” to refer to “Investments” rather than “Investment Options.” See Instruction 4(a) to Item 2 of Form N-4.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

i.                  Presentation of Optional Benefits. Instead of listing restrictions for each type of benefit, please disclose in general terms whether there are any restrictions or limitations relating to optional benefits, and/or whether an optional benefit may be modified or terminated by the Registrant. This information is presented as dense narrative text. Please consider revising this information so that it is more easily digested and understood by shareholders (e.g., bullet points).

Response:  The Company has modified the subject section using bullet points to make the information more easily understood, as recommended by the comment from the Commission Staff.

j.                 Tax Implications. Please consider revising the discussion of Qualified and non-Qualified distributions so the text in the Tax Implications section is more concise and easier to follow.

Response:  The Company has revised the subject disclosure, as recommended by the comment from the Commission Staff.

6.              Item 3: Overview of the Contract (pages 11-13). The term “principal guarantee” appears only once in the prospectus under Item 3 to describe the category of contract features titled “Optional benefits that occur during your lifetime.” For clarity, please include the names of each optional benefit that functions as a principal guarantee feature for this purpose.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

7.              Item 4: Fee Table (pages 13-16)

a.              Preamble Language. Please modify the fee table preamble to include the phrase “or making withdrawals from the Contract” per the language shown in Item 4 of Form N-4.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

b.              Sales Charge Imposed on Purchase Payments. Per Instruction 3 to Item 4 of Form N-4, a registrant may omit the captions for charges the contract does not impose or reserve the right to impose. For presentation clarity, please consider deleting this line item.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

c.               Cross References. We note that multiple fee table footnotes include cross-references that misstate the name of the disclosure heading in the corresponding section of the prospectus text (e.g., “THE SECUREPAY RIDER” rather than “THE SECUREPAY RIDERS”). Please review all cross-references anywhere they may appear in the disclosure. Ensure that each section heading name is presented accurately and consistently throughout the prospectus or revise as needed.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

d.              Annual Portfolio Company Expenses Footnote. Please delete the footnote to the fund fee table or present the impact of contractual expense reimbursement and waiver agreements in an additional line item per Instruction 17 to Item 4 of Form N-4.

Response:  The Company has created an additional line item to illustrate the impact of contractual expense reimbursement and waiver agreements, as recommended by the comment from the Commission Staff.

e.               Example Assumptions. We note that the presentation of the Expense Examples assumes there is no difference in the amount charged upon surrender and the amount charged upon annuitization. Please confirm that this is correct or provide expense example figures showing surrender charges imposed in later years as a consequence of the automatic withdrawal plan.

Response:  The Company has added expense example figures to the subject section of the Prospectus, illustrating that there is a difference in the amount charged upon surrender and the amount charged upon annuitization.

8.              Item 5: Principal Risks of Investing In the Contract (page 17)

a.              Short Term Savings Vehicle Risk. Please specifically refer to the contract’s limitations on access to cash through withdrawals and the impact of excess withdrawals on both the death benefits and the living benefit offered.

Response:  The Company has added this disclosure as requested by the comment from the Commission Staff: “Withdrawals can reduce the value of the optional Return of Purchase Payments Death Benefit, Maximum Anniversary Value Death Benefit, or Maximum Quarterly Value Death Benefit by more than the amount withdrawn. In addition, if you purchase a Protected Lifetime Income Benefit rider and your withdrawals from Contract Value exceed the annual withdrawal amount under the rider, your rider benefits may be significantly reduced or eliminated.”

b.              Investment Risk. Under the Investment Risk subheading, modify the disclosure to highlight the difference between underlying fund level risks (i.e., poor performance due to fund strategy and portfolio management) and investment risks at the contract level (i.e., loss of contract value and/or negative tax consequences due to the Owner’s selected optional features). Also, specifically identify the contract features covered by the phrase “certain benefits and guarantees under the Contract.”

Response:  The Company has modified the disclosure to specifically identify the benefits and guarantees under the Contract that may be negatively impacted by poor investment performance. The Company notes that it has not received comparable comments from the

SEC Staff on its other filings requesting that investment risk disclosure reflect differences between underlying fund level risks and investment risks at the Contract level, as the Staff recognizes that the performance of the underlying funds directly affects the investment risk at the Contract level. For that reason and to ensure consistent investment risk disclosure across the Company’s variable contract prospectuses, we respectfully decline to make this change.

c.               Tax Consequences. Please provide a description of these tax risks that is more robust than the tax risk discussion in the KIT as well as a linked cross-reference to the prospectus disclosure where these issues are addressed in greater detail.

Response:  The Company has increased the disclosure in the “Tax consequences” section and has provided a cross-reference to the “Federal Tax Matters” section, as recommended by the comment from the Commission Staff.

d.              Additional Principal Risks. Please consider adding additional principal risks relating to any restrictions on future purchase payments and any risks associated with the optional benefits (e.g., investment restrictions, impact of withdrawals, increasing fees, investor may not live long enough to see a benefit, etc.).

Response:  The Company has added the additional principal risk disclosure requested by the comment from the Commission Staff.

9.              Protective Life Insurance Company (pages 17-18)

a.              Dai-ichi Life Holdings, Inc. Please clarify the reference to Dai-ichi as “a top 20 global life insurance company” by disclosing the authority for this data and the selection criteria applied.

Response:  The Company has removed the subject disclosure.

b.              Financial Strength. To avoid investor confusion as to whether the Company’s financial strength and claims paying ability have any impact on the investment performance of the Separate Account subaccounts, please delete the last clause of the last sentence of the second paragraph, which reads “and making investment decisions under the Contract.” Also make parallel changes to the same language under Our General Account on page 33.

Response:  The Company has deleted the clause from both places as requested by the Commission Staff.

10.       Protective Variable Annuity Separate Account (page 18). The context of the final paragraph may be unclear to investors. If correct, please clarify that investors’ underlying fund option choices are limited to a subset of conservative fund options specifically chosen to limit the insurance company’s risk under the SecurePay rider.

Response:  In response to the comment from the Commission Staff, we amended the first sentence of the subject paragraph by adding, “to a subset of conservative fund options.” The Company notes that the first sentence of the second paragraph following the bullet list on page 18 states that the Contract Owner’s options for allocating Purchase Payments and Contract Value are restricted under the SecurePay rider to limit the risk that the Company will be required to make lifetime payments from the Company’s General Account. The Company believes this makes it clear to Contract Owners that the investment restrictions limit the Company’s risk under the SecurePay rider. Accordingly, the Company respectfully declines to make further changes to the subject paragraph.

11.       Asset Allocation Model Portfolios: Generally (pages 19 -20). At the end of the second full paragraph on page 20, please include a cross-reference to the prospectus section discussing the impact of Prohibited Allocation Instructions on contracts that include Protected Lifetime Income Benefits. If an Owner’s new Model Portfolio allocation instructions could be treated as Prohibited Allocation Instructions and terminate the SecurePay Protector rider inadvertently, please include a statement to this effect on page 20 as well.

Response:  The Company has added a reference to the Prohibited Allocation Instructions section in the subject paragraph, as recommended by the comment from the Commission Staff. The Company notes that if an Owner’s new Model Portfolio allocation instructions qualify as Prohibited Allocation Instructions, the Company will contact the Owner or the agent and require confirmation in order to process the Prohibited Allocation Instruction and subsequent termination of the rider. If the Owner confirms the Prohibited Allocation Instruction, they are again notified of the termination of the rider, and are given an opportunity to reverse their Prohibited Allocation Instruction and restore the rider. Because the Owner cannot inadvertently terminate the rider, the Company respectfully declines to add additional disclosure to the section.

12.       Addition, Deletion or Substitution of Investments (pp. 21 - 22). Page 22 of the statutory prospectus notes that the availability of portfolio companies may vary by contract class. Please include a statement in the introductory legend to the fund appendix in the statutory prospectus and ISP that the availability of portfolio companies may vary by contract class, and explain how an investor can determine which portfolio companies are available to him or her.

Response:  We have removed the final sentence of the second paragraph in the “Addition, Deletion or Substitution of Investments” section, as there is only one Contract class.

13.       Owner (page 22)

a.              Change in Ownership. If correct, please add “regardless of whether the Return of Purchase Payments Death Benefit has been selected” to the end of the first sentence in the last paragraph or, in your response letter, explain why this statement of caution would be inappropriate.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

b.              Impact of Ownership Change on Rider Benefits.  The distinction between cancelation of a Protected Lifetime Income Benefit rider - which is not permitted for 10 years - and termination of the same rider - which can happen at any time for multiple reasons - is confusing. Please revise the disclosure here and in the SecurePay Rider sections to clarify how cancelation and termination differ and, specifically, how each impacts ongoing Contract charges and the availability of other optional Contract features and permitted underlying investment options.

Response:  The Company notes that whether the Protected Lifetime Income Benefit rider terminates as a result of changing the Owner of the Contract, adding new Owners or for another reason identified in the Prospectus or the Owner chooses to cancel the Protected Lifetime Income Benefit rider ten years or more after the Rider Issue Date there would be no difference with respect to the assessment of ongoing Contract charges, the availability of other optional Contract features and permitted underlying investment options. In either case, after termination or cancellation of the Protected Lifetime Income Benefit rider, the fee for the rider would no longer be assessed, the Owner would not be prevented from purchasing the SecurePay Investor rider (assuming age eligibility conditions are met) and the Owner would not be subject to the Allocation Guidelines and Restrictions that apply to the Protected Lifetime Income Benefit rider. In the Company’s view, revising and adding disclosure as recommended by the Commission Staff comment would not result in the addition of any helpful or meaningful disclosure for Owners and prospective Owners.

14.       Issuance of a Contract (page 23). In the first sentence of this section, what does the phrase “for any reason permitted or required by law” modify and what circumstances is it intended to address? Please clarify supplementally and consider redrafting to clarify its intent and impact.

Response:  The Company has removed the subject phrase from the penultimate sentence of the first paragraph in the “Issuance of a Contract” section.

15.       Purchase Payments (pages 23-24)

a.              Impermissible Purchase Payments. Please explain what happens if an investor attempts to make a Purchase Payment within the prohibited three-year period prior to the Annuity Date and the alternative choices available to an Owner in these circumstances.

Response:  If an investor attempts to make a Purchase Payment within the prohibited three-year period prior to the Annuity Date, the Company will return the Purchase Payment and contact the Owner. Separately, the Owner has an option to extend the Annuity Date by request to the Company, so long as the new Annuity Date does not exceed the Owner’s 99th birthday.

b.              SecurePay Restrictions of Purchase Payments. Using the defined term “Benefit Election Date” and providing a cross-reference to “THE SECUREPAY RIDERS” section obscures a reader’s clear understanding that the first payment taken under a SecurePay rider ends the Owner’s ability to make any more Purchase Payments under the contract. Please explicitly state that no Purchase Payments will be accepted once the Owner begins taking withdrawals under a SecurePay rider or two years after opting to buy the feature.

Response:  The Company confirms that it has added the requested cross reference and additional disclosure, as recommended by the comment from the Commission Staff.

c.               Impact of Rights Reserved.  In light of the significance of the consequences identified in the two paragraphs specifically addressing the Company’s broad authority to impose future additional barriers on an Owner’s ability to make purchase payments, the corresponding disclosure should be at least as prominent as the last paragraph of this section. Please use the same bold and italicized font to draw attention to these risks as well.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

16.       Right to Cancel (page 24). In the first paragraph under “Right to Cancel” on page 24, please provide a cross reference to where state variations are disclosed.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

17.       Determination of Accumulation Units (page 25). The last bullet point on page 25 refers to a Protective Income Manager fee. This is the only time that term is used in the prospectus. Please delete it or define, explain, add references to this fee in appropriate locations throughout the filing.

Response:  The Company has removed the subject disclosure, as recommended by the comment from the Commission Staff.

18.       Net Investment Factor (page 26). Please clarify the relationship between the charges identified in sub-paragraph (3) and the Base Contract Expenses shown in the fee table on page 13.

Response:  The Company has added a parenthetical clarifying the relationship between the charges identified in sub-paragraph (3) and the Base Contract Expenses, as recommended by the comment from the Commission Staff.

19.       Transfers (pages 26-30)

a.              Investment Options: Fixed v. Guaranteed Account. The first sentence of the Transfers section states, “Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.” However, the third paragraph under this same header refers solely to the “Fixed Account option” (without reference to the DCA Account). For ease of reader comprehension, please consider distinguishing between the Guaranteed Account and the Fixed Account more clearly within the context of the Transfers section.

Response:  The Company confirms that if you select a SecurePay rider, you may not allocate Contract Value and Purchase Payments into the Fixed Account. The Company also confirms that you may allocate Contract Value and Purchase Payments into the DCA Accounts. In order to provide more clarity, the Company has added cross-references to the “THE GUARANTEED ACCOUNT — The Fixed Account” and “THE GUARANTEED ACCOUNT — The DCA Accounts” sections.

b.              Limitations on Transfers. Please indicate how much notice will be provided if the Company exercises its discretion to discontinue any form of non-written transfer instructions.

Response:  The Company has added the following disclosure to the end of the “Limitations on Transfers” paragraph on page 27 of the Prospectus: “We will provide at least ten (10) days’ advance written notice of any such modification, limit, suspension or elimination of transfer privileges.”

c.               Number of Transfers.  Please clarify that the discretion to charge for or limit the number of transfers may be applied to individual Contracts deemed to engage in “excessive” transactions.

Response:  The Company has modified the subject disclosure to clarify the application of the section to the individual Contracts and the parameters of “excessive” transactions, as recommended by the comment from the Commission Staff.

d.              Limitations on Frequent transfers, including “market timing” transfers.  Consistent with Form N-4’s goal of simplifying annuity prospectus disclosure, please consider deleting repetitive language and abbreviating this section somewhat.

Response:  The Company has thoroughly reviewed the disclosure regarding limitations on frequent transfers and “market timing” transfers in response to the comment from the Commission Staff. The Company respectfully submits that Item 8(f) of Form N-4 calls for significant and specific disclosure regarding the Company’s policies and procedures with respect to frequent transfers and the subject disclosure is both responsive to the Form requirements and helpful to Contract Owners. The Company has not received a comparable comment on any of its other variable contract filings reviewed by the SEC Staff, which contain substantially similar, if not identical, disclosure. After careful consideration, and thorough review and analysis of the subject disclosure, the Company respectfully declines to modify the disclosure as suggested by the Commission Staff.

e.               Dollar Cost Averaging. Please review and confirm the last sentence of the second paragraph, or substitute “current allocation instructions” for “current dollar cost averaging instructions.”.

Response:  The Company has reviewed the subject disclosure and has substituted the original language with “current allocation instructions”, as recommended by the comment from the Commission Staff.

20.       Surrenders and Withdrawals (pages 30 - 32)

a.              Surrender Value. Please consider defining the term “Surrender Value” in the glossary and, clarify here, or in the discussion of contract maintenance fees, how the contract maintenance fee deduction will be imposed upon surrender or withdrawal (e.g., is it proportional or is it the full fee?).

Response:  The Company has added the term “Surrender Value” to the glossary, and has clarified the manner of the deduction of contract maintenance fees, as recommended by the comment from the Commission Staff.

b.              Surrender and Withdrawal Restrictions. Please indicate how an Owner can determine the restrictions applicable to his or her particular Qualified Plan.

Response:  The Company has added the disclosure indicating how an Owner can determine the restrictions applicable to his or her Qualified Plan as requested by the SEC Staff.

c.               Automatic Withdrawals. In the “Note” at the end of this section, clarify that withdrawals taken before the Owner’s first withdrawal under a SecurePay rider may significantly limit the advantages the rider offers.

Response:  The Company has revised the subject disclosure as recommended by the Commission Staff.

21.       The Guaranteed Account (pages 32 - 34)

a.              Minimum Guaranteed Rates. Please disclose the guaranteed minimum rates for both the Fixed Account and the DCA Accounts.

Response:  The guaranteed minimum interest rate for the Fixed Account and the DCA Accounts is subject to the minimum nonforfeiture rate applicable to each Contract at the time of issue and therefore may vary. The Company notes that the applicable guaranteed minimum interest rate for each Contract is disclosed in the specifications pages of the Contract, as stated in the penultimate sentence of the third paragraph of “The Guaranteed Account” section. The Company respectfully submits that it is sufficient to direct Contract

Owners’ attention to their Contract specifications pages for the guaranteed minimum interest rate that applies to them.

b.              Guaranteed Account Value. In subparagraph (6) of the Guarantee Account Value calculation, please insert the word “optional” before “monthly death benefit fee” or delete the reference.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

22.       Selecting a Death Benefit (pages 36 - 37). Per Instructions 1(c) and 4 to Item 10 of Form N-4, please add an appropriate header to the table beginning on page 36 and a column indicating whether the death benefit presented is standard or optional.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

23.       Selecting a Death Benefit (pages 36 - 37). With respect to the Contract Value Death Benefit, a restriction/limitation states that the benefit cannot be more than Contract Value plus $1,000,000. Since the death benefit is equal to contract value, please explain supplementally when this restriction might be used.

Response:  We have removed the restriction from the Brief Description of Restrictions/Limitations column with respect to the Contract Value Death Benefit row, as it is not applicable to the Contract Value Death Benefit.

24.       Optional Maximum Anniversary Value Death Benefit (pages 38 - 39). For consistency, please highlight the last sentence of the carry-over paragraph in bold as you did for the equivalent language under the Optional Return of Purchase Payments Death Benefit heading, above. Do likewise in the Optional Maximum Quarterly Death Benefit narrative as well.

Response:  We have highlighted in bold the penultimate sentence in the fourth paragraph of the Optional Maximum Anniversary Value Death Benefit section and the penultimate sentence in the fourth paragraph of the Optional Maximum Quarterly Value Death Benefit section, as recommended by the comment from the Commission Staff.

25.       Important Considerations for Choosing a Death Benefit (page 40). Please summarize, in practical terms, the general circumstances in which taking SecurePay rider withdrawals is likely to eliminate the advantages each death benefit option offers over the standard Contract Value Death Benefit.

Response:  The Company has added the disclosure summarizing how SecurePay Withdrawals are likely to eliminate the advantages of the optional death benefits over the standard Contract Value Death Benefit as requested by the SEC Staff.

26.       Protected Lifetime Income Benefits (pages 40 - 60)

a.              Related Optional Benefit Table. Please reduce the footnote font so it appears proportionally smaller than the information in the table.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

b.              Terminology. Please add the term “Benefit Period” and its definition to the glossary.

Response:  The Company has added the term Benefit Period and its definition to the glossary.

c.               Important Considerations. The statutory prospectus notes that certain optional benefits may not be available through certain states. In the KIT (under Restrictions - Optional Benefits) for both the statutory prospectus and ISP, please flag that the availability of certain optional benefits may vary by state. In addition, the corresponding optional benefits table(s) should identify each benefit that may not be available to all investors. See Instructions 1(c) and (7) to Item 10(a) of Form N-4. Finally, please review and correct the Appendix references throughout this section as appropriate.

Response:  The Company has added a bullet discussing the availability of each rider by state to the Protected Lifetime Income Benefits table, as recommended by the comment from the Commission Staff. The Company has included corresponding disclosure in the KIT under Restrictions — Optional Benefits.

d.              Beginning Your SecurePay Withdrawals. The disclosure states, “[y]ou may not make additional purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. Under what circumstances could the Benefit Election Date precede the Rider Issue Date? Please clarify.

Response:  The Company notes that the subject disclosure states that Contract Owners may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. Although the Benefit Election Date could not precede the Rider Issue Date, the Benefit Election Date could precede the date which is two years from the Rider Issue Date (i.e., the date on which additional Purchase Payments would no longer be permitted if the Contract Owner has not yet chosen to begin SecurePay withdrawals).

e.               Rate Sheet Prospectus Supplement Information. Please disclose that all superseded Rate Sheet Supplements applicable to a Contract issued under this registration statement will be available to investors via a subsequent Appendix to the statutory prospectus.

Response:  The Company confirms that all superseded Rate Sheet Supplements will be available to investors via appendix to the statutory prospectus. Disclosure indicating such is also included in the subject paragraph of the Prospectus as well.

f.                Maximum Withdrawal Percentage. Please change the cross-reference “SecurePay NHSM” to “SecurePay NH” as indicated on page 53.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

g.               Maximum Reserve Amount. Please clarify how and how frequently the maximum Reserve Amount is calculated; also, disclose how an Owner can determine this value at any given time.

Response:  The Company has added disclosure to the “SecurePay Withdrawals — Important Consideration” and the “Reduction of the Contract Value to Zero” sections of the Prospectus, in order to provide more clarity on how frequently the maximum Reserve Amount is calculated. The Company notes that it provides an explanation in the “Excess Withdrawals” section to aid in the calculation of the maximum Reserve Amount.

h.              Excess Withdrawal. Please explain, from a practical perspective, how the incorporation of surrender charges impacts the benefit base reductions shown in the first two examples on page 50 (e.g., would they reduce the benefit base dollar-for-dollar or proportionally in the same way as the excess withdrawal amount functions?).

Response:  The Company notes that surrender charges do not impact the benefit base reduction because the gross withdrawal amount is used in the calculation. The Company has modified the related disclosure in the “Excess Withdrawals” section in order to provide more clarity.

i.                  Nursing Home Benefit Period. The last sentence of the first under this heading is repeated in the second paragraph. Please delete one or the other.

Response:  The Company confirms that it has deleted the duplicative text from the second paragraph.

27.       Allocation Guidelines and Restrictions for SecurePay Protector Rider (pages 57 - 60)

a.              Acronyms. The undefined term “PLDAS” appears in the initial allocation guideline chart on page 57. Please define this acronym as Protective Life Dynamic Allocation Series.

Response:  The Company has replaced the undefined term “PLDAS” with “Protective Life Dynamic Allocation Series,” as recommended by the comment from the Commission Staff.

b.              The Accumulation Phase. We note that the term “Accumulation Phase” first appears on page 11 and refers to the accumulation phase of the Contract. On page 57, the same capitalized term is used to refer to the rider’s accumulation phase, not the Contract phase discussed earlier. Therefore, the first sentence under “The Accumulation Phase” heading on page 57 could be read to suggest that adding a SecurePay rider after the Contract is purchased delays the onset of the Contract’s Accumulation Phase. To avoid confusion, please use different terms or reframe the statement on page 57.

Response:  The Company has replaced the terms “Accumulation Phase” and “Withdrawal Phase” with the terms “rider accumulation phase” and “rider withdrawal phase” in the Allocation Guidelines and Restrictions for SecurePay Protector Rider,” as recommended by the comment from the Commission Staff.

c.               Prohibited Allocation Instruction Examples. Please confirm that the examples offered under the “Prohibited Allocation Instructions” heading will refer only to underlying funds offered under the Contract. Also, please revise the last sentence under the Prohibited Allocation Instructions section to clarify that the Company will give the Owner notice and an opportunity to cure before terminating the rider for any violation of these allocation restrictions.

Response:  The Company confirms the example offered in the Prohibited Allocation Instructions section will only refer to Funds offered under the Contract. The Company has also added disclosure to the first paragraph of the Prohibited Allocation Instructions section noting that it will only terminate the SecurePay Protector rider after receiving confirmation from the Contract Owner to process the Prohibited Allocation Instruction and thereby terminate the SecurePay Protector rider.

28.       Base Contract Expense Components (page 63). In your discussion of the mortality and expense risk charge and the administration charge, please affirmatively state that each of these fees is represented in the fee table on page 13 as a component of the Base Contract Expense indicated in the fee table on page 13.

Response:  The Company has added the following disclosure, “This fee is represented as a component of the Base Contract Expense in the Fee Table section of this Prospectus,” to both the Mortality and Expense Risk Charge and the Administration Charge as requested in the comment from the Commission Staff.

29.       Contract Maintenance Fee (page 65). In the Contract Maintenance Fee section on page 65, please disclose what is provided in exchange for this charge.

Response:  The Company has added the following disclosure to the subject paragraph, “we deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract,” as recommended by the comment from the Commission Staff.

30.       General Matters: Minimum Values (page 82). Please cross-reference the prospectus section or appendix where material state specific variations to the offering are disclosed per the Instruction to Item 8(a) of Form N-4. Alternatively, in your response letter, please confirm that the prospectus describes all material features of the product, including all state and distribution channel variations, and the material state variations are fully addressed in Appendix D.

Response:  The Company notes that there are no differences in the minimum values by state. The Company also notes that it is unlikely that there will be any difference in the minimum values provided by the Protected Lifetime Income Benefits by state, though we are unable to confirm this fact until after all states have reviewed the riders. Therefore, the company confirms that the prospectus describes all material features of the product, including all state and distribution channel variations, in the Appendix D.

31.       Distribution (page 82). As the Contracts have not been registered or sold at this time, please delete the phrase “including the Contracts” from the first sentence of the fourth paragraph under this heading. Also, make corresponding changes to the parallel reference under “Additional Compensation Paid to Selected Selling Broker-Dealers” on the following page.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

32.       Fund Appendix.

a.              Preamble. Please confirm that the website address will be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, rather than to the home page or other section of the website on which the materials are posted. See Instruction 1(b) to Item 17 of Form N-4.

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

b.              Presentation of SecurePay Rider Allocation Funds. Please delete the column titled “SecurePay Rider Allocation Investment Category” and identify the funds permissible under the SecurePay Rider Options in a manner that does not alter the main table format specifically imposed by Item 17 of Form N-4. Per Instruction 1(f)(2), the Appendix may incorporate a separate table for this purpose; however, supplemental table format should include all the relevant information in one place so it can function as a stand-alone presentation without changing the main table format. Please revise accordingly.

Response:   The Company notes that Instruction 1(f)(2) to Item 17 of Form N-4 provides that, in indicating which Funds are available or restricted under the benefits offered under the Contract, the Appendix could incorporate a separate table “or could use any other presentation that might promote clarity and facilitate understanding.” This language presumes that there are circumstances under which a variation of the first Appendix table is permissible. The Company believes that this presentation is clear and facilitates understanding. Moreover, the Company believes that presenting this information in a column of the Fund Appendix table is more helpful to Contract Owners than providing the same information in a second separate table, which would require Contract Owners to refer back to the first table in evaluating the investment options available to them under the SecurePay Protector rider. In addition, the Company notes that it has included the “SecurePay Rider Allocation Investment Category” column in other variable annuity product filings reviewed by the Commission Staff and has not received a comparable comment. For these reasons, the Company respectfully declines to make the change requested by the Commission Staff.

c.               Additional Text. Please delete the bold and italicized paragraph following the last footnote to the primary Fund table as it is neither required nor permitted by Item 17 under Form N-4.

Response:  The Company notes that General Instruction C(3)(b) of Form N-4 provides that a registrant may include, except in response to Item 2 and Item 3, information that is otherwise not required so long as it is not incomplete, inaccurate or misleading and does not obscure or impede understanding of the information that is required. The Company believes this disclosure is helpful to investors, is accurate, complete and in no way misleading, and does not obscure or impede understanding of the Fund Appendix. The Company has not received this comment on any other variable contract filings reviewed by the SEC Staff. For these reasons, the Company respectfully declines to remove the subject paragraph.

33.       ISP Cover Page. Please confirm that the website address provided will be specific enough to lead investors to a direct link to the statutory prospectus and other required information, rather than to the home page or another part of the website and must be publicly accessible and free of charge. See Rule 498A(h)(1). Also, please ensure that the reference to Investor.gov in an electronic version of the summary prospectus provides an active hyperlink to the Commission’s corresponding webpage.

Response:  The Company confirms that it will comply with the comment from the Commission Staff.

34.       Table of Contents and Related ISP Headings. Per Rule 498A(b)(5), the headings of an Initial Summary Prospectus must use only the language indicated in the form. Please revise the heading for the discussion of withdrawals and surrenders from the contract to read “Making Withdrawals: Accessing the Money in Your Contract.”

Response:  The Company confirms that it has complied with the comment from the Commission Staff.

*  *  *  *  *

We believe that the Amendment responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter or the Amendment, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers

Bradford Rodgers
SVP, Senior Counsel

cc:	Mr. Michael Kosoff
Mr. Thomas Bisset
Mr. Timothy Graves